OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Dermatech Corp.

78 SW 7th Street
Miami, FL 33130

www.himistry.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $107,000 of convertible notes.

Minimum $10,000 of convertible notes.

Dermatech Corp. will issue up to $107,000.00 in Convertible Notes, which will accrue interest at an annual rate of 8% and will mature two years after the date of issue. The Convertible Notes will have a 15% discount upon conversion to Non-Voting Common Stock of the Company and a valuation cap of $5,000,000. The Convertible Notes will convert in the next qualified equity financing greater than or equal to $1,000,000.

Company	Dermatech Corp.
Corporate Address	78 SW 7th Street, Miami, Florida 33130
Description of Business	Dermatech Corp. develops, market and sellers premium hair care, skin care, and grooming products
Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Dermatech Corp. The number of shares you will receive in the future will be determined at the next equity round in which Dermatech Corp raises at least $1,000,000 in equity financing, including the conversion of the outstanding convertible notes and any issued debt. The highest conversion price per share is set based on a $5,000,000 company valuation cap or, if less, then you will receive a 15% discount on the price the new investors are purchasing. You also receive 8% simple interest per year added to your investment. When the maturity date is reached and the note has not converted then you are entitled to receive, at the company's election, your investment and interest back from the company or non-voting common stock of the company. If there is a change of control before the maturity date, then you will receive your investment and interest back from the company or, if you so elect, non-voting common stock based on a $5,000,000 company valuation.

Perks

If you invest $250 — 10% off all future purchases

If you invest $500 — 20% off all future purchases

If you invest $1000 — 30% off all future purchases

If you invest $5,000 —50% off all future purchases

The discount applies to any purchases on himistry.com

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Organizational History

Dermatech Corp. (the "Company") was incorporated in Delaware on August 14, 2017, prior to which it has operated under the names H.I.M-istry Corp and Dermo-Tech Corp. The Company was originally incorporated in the State of Florida on August 24, 2007, under the name H.I.M-istry Corp until September 24, 2010, at which time it was the Company began operating as a sole proprietorship from September 24, 2010, until December 16, 2015, at which time it was reincorporated in the State of Florida under the name Dermo-Tech Corp until August 14, 2017, at which time it was reincorporated in the State of Delaware under the name Dermatech Corp.

Brand History

Founder, Darnell Henderson, a licensed Skin Care Therapist, launched the Company's operations in 2007 the South Florida market. As a result of Mr. Henderson's perspective on the unique needs that men for skin care products that accommodate men's thick skin that tends to be oily and show signs of aging as testosterone levels decrease, the Company has focused on formulating natural-based facial care products with ingredients that moisturize, purify, repair, and fight visible signs of aging and other negative skin effects.

Consistent with the Company's desire to provide men with a healthy image, the Company has marketed its products under several brands, including "H.I.M-istry Naturals" and "H.I.M.istry Sport". The Company has entered into a license agreement with Health Image Men Corp, pursuant to which the Company has an exclusive, perpetual, royalty-free, worldwide right to use the registered mark "H.I.M.-istry". The Company plans to promote brand awareness through advertising and other marketing and public relations efforts.

Business

The Company historically sold its products through major retailers, commencing with its sales in 2007 in Macy's. That approach gave the Company's products a nationwide recognition. However, as sales of major brick and mortar retailers have declined, the Company has changed its strategy to focus on direct to consumer online sales and sales through specialty retail stores, such as local, regional, and national barber shops and salons, which have continued to grow during the contraction in sales of other retailers. As a result of the brand recognition the Company receives by selling through major retailers, it plans to continue those sales and expect to begin selling products in additional retail stores in 2018. The Company expects that sales in retailers will continue to contract as its direct to consumer online sales and sales through specialty retailers grow.

Gowing forward, in addition to the Company successfully growing its direct to consumer online sales and specialty retailer sales channels, the Company's success will also depend on its ability to develop and protect trade secrets, know-how, copyrights and trademarks, relying on laws applicable to those as well as confidentiality agreements, licensing agreements and other agreements to establish and protect proprietary rights. The Company's success will also depend upon its ability to avoid infringing upon the proprietary rights of others.

Competition

The Company experiences and will experience intense competition from companies developing men's health and beauty products, including brands such as Kiehl's and Clinique For Men. Many of those companies have substantially greater financial, technological, research and development, marketing and personnel resources. In order to successfully compete with those competitors, the Company employs a strategy of developing products that are either proprietary or have some unique characteristics, such as products for specific skin types or tones. Furthermore, the Company offers a variety of products at varying price points, designed to accommodate a larger demographic of consumers.

Liabilities and Litigation

Other than liabilities occurring in the ordinary course of business, the Company has no liabilities. The Company is not currently involved with or know of any pending or threatened litigation against the Company or its directors or officers.

The team

Officers and directors

Darnell Henderson	Founder & Managing Partner

Darnell Henderson

Darnell Henderson, the founder and driving force behind Himistry Naturals, is an 18 years skincare expert whose own skincare challenges initially led him to seek the education and experience that inspired him to become a licensed skincare professional. Ultimately, it was his personal experience in the Navy combined with his professional experience at JP Morgan. As a loan officer, he witnessed firsthand the skincare concerns of other men, which led him to develop Himistry Naturals line of product that addresses skin care issues of all men. Darnell has been been President, CEO, and Manager of Dermatech (previously H.I.M-istry Corp and Derma-Tech Corp.) since 2007. Darnell is also CEO and Manager of Healthy Image Men Corp. and has been since inception in 2017.

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions other than entering into the Trademark License Agreement, dated as of September 22, 2017, by and between Healthy Image Men Corp, a Florida corporation, and the company. Healthy Image Men is 100% owned by Darnell Henderson.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company is subject to all of the risks and uncertainties of a business that is shifting its distribution focus and marketing efforts** Although the Company has an established business, the Company is subject to all of the risks and uncertainties normally associated with a company seeking to refocus its efforts on new distribution channels and marketing efforts in connection with those channels. In addition, lack of name recognition, lack of adequate capital, difficulties hiring and retaining qualified employees and difficulties in complying with all applicable federal, state, and local regulatory and administrative requirements present risk that have been minimized with the Company's operating history but continue to exist as the Company moves into new distribution channels, continues to innovate and undertakes additional marketing efforts. There is no assurance that the Company will be able to market products that will generate enough revenues for the Company to maintain profitability. The Company's lack of history in new distribution channels presents a risk that the Company is unable to raise the maximum amount it desires to raise in this offering.
- **The Company may need to raise additional capital to continue its operations, which may not be available on commercially reasonable terms, or at all.** To maintain or attain profitability, the Company may need to increase the Company's revenues and manage its product, operating and administrative expenses, as to which each of which the Company can give no assurance. The Company does not have any arrangements in place for additional funds and no

assurance can be given that required funds will become available on favorable terms, or at all. Furthermore, if the Company issues equity or debt securities to raise additional funds, existing stockholders of the Company may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those of the existing stockholders. If the Company is unsuccessful in obtaining additional funds on commercially reasonable terms, or at all, the Company may be required to curtail significantly or cease its operations, which could result in the loss of all of the investors' investments in the Company's capital stock.

- **If the Company is not able to raise additional capital prior to the maturity date of the convertible notes or have a change of control, convertible note holders may not obtain any equity in the Company.** The Company may seek in the future to obtain additional capital. The Company does not have any arrangements in place for additional funds and no assurance can be given that required funds will become available on favorable terms, or at all. If the Company does not obtain additional capital that constitutes a qualified financing under the Convertible Note, then investors may not receive equity in the Company, but may only receive their principal investment plus interest as set forth in the Convertible Notes. In addition, the Company may not enter into a change of control transaction, which could result in the Convertible Notes, the election of the Company, being converted into Non-Voting Common Stock or being repaid in full. The Company does not currently expect to enter into a change of control transaction before the Convertible Notes mature.
- **If the Company is able to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.** The ability to manage and operate the Company's business as the Company executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of the Company's current operations could greatly strain its internal resources, leading to a much lower quality of customer service, reporting problems and delays in meeting important deadlines resulting in substantial loss of market share and other problems that could adversely affect the Company's financial performance. The Company's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If the Company does not manage its growth effectively, its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.
- **Significant differences between actual and estimated demand for the Company's products could adversely affect the Company.** If the Company overestimates demand for its products, then the Company may be required to write off inventory and increase its reserves for product returns or liabilities to customers in future periods. If the Company underestimates demand, the Company may not have sufficient inventory of products to ship to its customers. The Company needs to exercise judgment in estimating these reserves. The actual amounts

could be materially different from the Company's estimates, and differences will need to be accounted for in the period in which they become known. If the Company determines that the actual amounts exceed its reserve amounts, then the Company will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge could have a material adverse effect on the Company's net income, results of operations and financial condition.

- **If the Company raises additional funds through collaboration, licensing, or other similar arrangements, it may be necessary to relinquish potentially valuable rights to the Company's current products, potential products, or proprietary technologies, or grant licenses on terms that are not favorable to the Company.** The Company may determine, either because it is unable to raise funds through sales of equity or debt or because terms are more beneficial, to raise funds through collaborations, licensing, or other similar arrangements. Those arrangements often require payment of royalties or other compensation that decreases the amount of revenue and/or profit that the Company may generate in the future, and they may be structured to give exclusive rights to certain markets.
- **If the Company's products are found to cause undesirable side effects, the the Company may need to delay or abandon its development and commercialization efforts.** Any undesirable side effects that might be caused by the Company's products could interrupt, delay or halt the commercialization, marketing and sales of the products. In addition, if the Company beings selling any of its products and the Company or others later identify undesirable side effects caused by the product, then consumers may question the quality of the products and could prevent the Company from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent the Company from generating significant revenues from its sale.
- **The commercial success of any products that the Company currently sells or may develop in the future will depend upon the degree of market acceptance by consumers.** Although many of the Company's products have received market acceptance, any products that the Company brings to the market in the future or any products that have not yet gained market acceptance may never gain market acceptance from consumers. If these products do not achieve an adequate level of acceptance, the Company may not generate significant product revenues and may increase its profitability. The degree of market acceptance of the Company's products depends on a number of factors, including the willingness and ability of consumers to adopt the products, the ability to manufacture the products in sufficient quantities with acceptable quality and to offer the products for sale at competitive prices, and marketing and distribution support for the products.
- **The Company faces substantial competition in the development, marketing, manufacturing and selling of its products which may result in others developing, marketing and selling products before or more successfully than the Company.** The Company is engaged in the men's health and beauty industry, which is characterized by intense competition. Many large companies are pursuing the

development of competing products with greater financial and marketing resources. The Company faces, and expects to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. Many of the Company's potential competitors have significantly greater financial, technical and human resources than those of the Company and may be better equipped to develop, market, manufacture, and sell products. If the Company cannot maintain quality and pricing that are comparable or superior to its competitors, then it may not be able to grow its revenues and operating profits and it may lose market share. Competitive conditions could result in the Company experiencing reduced revenues, gross margins, and operating results and could cause an investor in the Company to lose a substantial amount or all of its investment in the Company.

- **If The Company is unable to protect its intellectual property, then its competitors may develop and market similar or identical products that may reduce demand for the Company's products, and the Company may be prevented from establishing collaborative relationships on favorable terms.** The Company's success depends on maintaining its trade secrets, not infringing on the proprietary rights of others, and preventing others from infringing on its proprietary rights. The Company will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary rights are covered by valid and enforceable intellectual property rights. There are currently no patents issued in favor of the Company. The Company relies on trade secrets, know-how, and technology, which are not protected by patents, to maintain its competitive position. The Company may try to protect this information by entering into confidentiality agreements and invention assignment agreement with parties that will have access to it, such as potential corporate partners, collaborators, employees, and consultants. Any of these parties may breach the agreements and disclose confidential information or the Company's competitors may learn of the information in some other way. Similarly, they may seek to retain inventions for themselves rather than assigning them to the Company. Furthermore, others may independently develop similar technologies or duplicate any technology that the Company has developed. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, the Company's business and financial condition could be materially adversely affected. it is unlikely that the Company would have the resources to seek judicial resolution of any infringement on its intellectual property. The laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Accordingly, the fact that the Company may have certain intellectual property rights in the United States does not guarantee that it will be able to obtain the same or similar rights elsewhere. Even if the Company is granted intellectual property rights in foreign countries, the Company cannot guarantee that it will be able to enforce its rights effectively.
- **If the Company is unable to obtain and maintain protection of its trademarks or loses rights with respect to any of its trademarks, then the value of the Company**

and its products may be adversely affected, which would materially affect its business. The Company's trademarks will continue to be important to the Company's success and competitive position. The Company has an exclusive, perpetual, royalty-free, worldwide license from Healthy Image Men Corp to use the U.S. trademark registration for "H.I.M.-ISTRY". The Company does not have, and there exists no, U.S. registered trademark for "H.I.M-ISTRY Naturals" or "H.I.Mistry Sport", the brands the Company currently uses in marketing its products. The Company may need to pursue trademark registrations for those and other trademarks. The Company may not be able to secure any of its trademark registrations with the United States Patent and Trademark Office or comparable foreign authorities. If the Company does not adequately protect its rights in various trademarks from infringement, any goodwill that has been developed in those marks would be lost or impaired. The Company could also be forced to cease using any of its trademarks that are found to infringe upon or otherwise violate the trademark or service mark rights of another company, and, as a result, the Company could lose all of the goodwill that has been developed in those marks and could be liable for damages caused by any infringement or violation. Although the Company does not to lose any rights in the license agreement with Healthy Image Men Corp because that company is controlled by Darnell Henderson, who controls the Company. However, if the Company were to lose any rights with respect to that license agreement, then it would have a significant negative impact on the Company's ability to sell products and would negatively affect its revenue because the Company would need to rebrand its products.

- **The Company may be subject to claims that it or its employees inadvertently or intentionally use or disclose alleged trade secrets or other proprietary information of employees' former employers.** The Company employs individuals who may have been previously employed at other health and beauty companies, including the Company's competitors or potential competitors. To the extent that any employees are involved in research areas that are similar to those in which they were involved with their former employers, the Company may be subject to claims that those employees have inadvertently or intentionally used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against those claims.
- **Claims by other parties that the Company infringes or has misappropriated their proprietary technology may result in liability for damages, royalties, or other payments, or stop the Company's development and commercialization efforts.** Competitors and other third parties may initiate litigation against the Company based on its infringement or misappropriation of their proprietary information. Payments under those claims could result in operating losses and reduce the Company's resources available for development, marketing, and sales activities. Furthermore, a party making this type of claim could secure a judgment that requires the Company to pay substantial damages, which could result in operating losses and reduce the Company's resources available for development, marketing, and sales activities. A judgment could also include an injunction or other court order that could prevent the Company from making, using, selling,

or offering for sale its products or prevent the Company's customers from using its products. If a court determined or if the Company independently concluded that any of its products or other activities violated third-party proprietary rights, there can be no assurance that the Company would be able to re-engineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all.

- **Although the Company believes that that its principal health and beauty products do not require U.S. Food and Drug Administration (the "FDA") approval, the FDA could disagree and the Company may be required to conduct clinical trials to establish efficacy and safety or cease to market these products.** The Company's health and beauty products are marketed on the basis that they do not require FDA approval. The FDA has not challenged this position. The FDA may at any time disagree with the Company's position for a variety of reasons, including new information about the particular product or its active ingredients, how the product is promoted, if another company obtains FDA approval for a product with the same active ingredient, or based on a change of FDA regulatory policy. This could require the Company to seek FDA approval for these products to remain on the market or to withdraw a product until required actions are performed and approval is obtained.
- **The Company has undergone and continues to undergo a shift in its marketing and sales strategy, which has not been tested and may not prove successful.** The Company has been shifting its focus from sales through mass retailers to direct to consumer online sales and sales through speciality retailers, such as barbers and unisex salons. Notwithstanding the change in focus, the Company intends to begin selling products in Target retail stores beginning in 2018. However, most of the Company's focus has been and will continue to be on strengthening its marketing and sales efforts in the direct to consumer online sales channel and sales through specialty retailers. The Company is unable to gauge whether its marketing and sales strategy will be profitable. Further, no assurance can be given that the Company will be able to market and sell its products planned, such as through Target retail stores or specialty retail stores, or that its management team will be able to implement the change in sales channels.
- **The Company's future success depends on its ability to retain the Founder and to attract, retain and motivate qualified personnel.** The Company is highly dependent on Darnell Henderson, the Founder. The loss of the services of the Founder might impede the achievement of its research, development, and commercialization objectives. In addition, the Founder has built relationships with various parties in different distribution channels, and those relationships would be hard to replace. Identifying a successor to the Founder could be difficult and time-consuming because of the limited number of individuals in the Company's industry with the skills and experiences required to successfully develop, market and sell the Company's products. The Company does not maintain key person life insurance to cover the loss of any of its employees. Recruiting and retaining qualified personnel will also be critical to the Company's success. The Company may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for similar

personnel. In addition, the Company may rely on consultants and advisors, including production, and marketing advisors, to assist the Company in formulating its research and development, marketing and sales strategy. The Company's consultants and advisors may be employed by employers other than the Company and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the Company.

- **The Company faces risks due to its reliance on third parties to perform many necessary commercial services for its products, including services related to manufacturing, distribution, storage, and transportation.** The relies on third parties to perform a variety of functions related to the manufacturing, distribution, storage, and transportation of its products. If any third-party service provider fails to comply with applicable laws and regulations, fails to meet expected deadlines or otherwise does not carry out its contractual duties to the Company, then the Company's ability to deliver products to meet commercial demand would be significantly impaired.
- **Failure to adequately comply with information security policies or to safeguard against breaches of those policies could adversely affect the Company's operations and could damage its business, reputation, financial position, and results of operations.** In the process of making sales using consumer credit cards as a method of payment, the Company may handle and transfer sensitive personal information as part of its business. Those activities are subject to laws and regulations, as well as industry standards, in the United States and other jurisdictions in which the products and services are available. Those requirements, which often differ materially and sometimes conflict among the many jurisdictions in which the Company operates, are designed to protect the privacy of consumers' personal information and to prevent that information from being inappropriately used or disclosed. Despite safeguards, it is possible that hackers, employees acting contrary to the Company's formal or informal policies, third-party agents or others could improperly access relevant systems or improperly obtain or disclose data about the Company's consumers, or that the Company may be determined not to be in compliance with applicable legal requirements and industry standards for data security. A breach or purported breach of relevant security policies that compromises consumer data or determination of non-compliance with applicable legal requirements or industry standards for data security could expose the Company to regulatory enforcement actions, card association or other monetary fines or sanctions, or contractual liabilities, limit the Company ability to provide its products and services, subject the Company to legal action and related costs and damage the Company's business reputation, financial position, and results of operations. In addition, if third-party services the Company uses to conduct its business, like email, were interrupted or if they threatened confidential data, the Company could face expensive litigation. The result of serious security breaches could be the loss of business and loss of the Company's reputation, which could affect its Company financial condition.
- **Changes in economic conditions could materially affect the Company's ability to maintain or increase sales.** The health and beauty industry depends on consumer

discretionary spending. The United States in general or the specific markets in which the Company operates may suffer from depressed economic activity, recessionary economic conditions, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumers' discretionary spending. Economic conditions may remain volatile and may depress consumer confidence and discretionary spending in the future. Negative economic conditions, if and when they exist, might cause consumers to make changes to their discretionary spending behavior, including spending currently made on the Company's line of products. If those sales decrease, the Company's profitability could decline as it spreads fixed costs across a lower level of sales, which could materially adversely affect the Company's business, financial condition, or results of operations.

- **Changes in the industry may affect the Company's profitability.** The men's health and beauty industry has historically been subject to fluctuating trends. Specifically, the market for men's health and beauty products has been successful in the past few years but there is no way to gauge whether the men's health and beauty industry will continue to be a profitable market. The Company makes men's health and beauty products so if there is a decline in the interest for those products, the Company may experience reduced revenues and gross margins. As a result, an investor in the Company could lose a substantial amount or all of its investment in the Company. In addition, the Company intends to rely on, in part, the growth of barber shops and unisex salons to sell its products. If barber shops and unisex salons experience slower growth than currently expected, then the Company's revenues may be lower than it expects.
- **The loss of suppliers or shortages in ingredients could harm the Company's business.** The Company acquires ingredients and products from third-party suppliers and manufacturers under purchase orders and not under supply agreements. A loss of any of those suppliers and any difficulties in finding or transitioning to alternative suppliers could harm the Company's business. In the event the Company is unable to procure certain ingredients, it may need to discontinue some products or develop substitute products, which could harm its revenue. In addition, if the Company experiences supply shortages or regulatory impediments with respect to the raw materials and ingredients the Company uses in its products, the Company may need to seek alternative supplies or suppliers and may experience difficulties in finding ingredients that are comparable in quality and price. Some of the Company's products incorporate products that may have limited supplies. If demand exceeds forecasts, then the Company may have difficulties in obtaining additional supplies to meet the excess demand. If the Company is unable to successfully respond to such issues, then its business could be harmed.
- **Convertible note holders will have no voting or information rights with respect to decisions of the Company.** The Convertible Notes do not provide investors will any voting rights and, upon conversion of the Convertible Notes to Non-Voting Common Stock, if ever, the investors will not be entitled to any voting

rights other than those required by law. Therefore, convertible note holders will have no ability to impact or otherwise influence the Company's decisions. The Convertible Notes do not entitle investors to receive any information, financial or otherwise, about the Company and, upon conversion of the Convertible Notes to Non-Voting Common Stock, if ever, the investors will have no information rights other than those required by law.

- **There is no assurance the maximum amount of this offering will be sold.** The offering will be undertaken though the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the debt offered hereby will be sold. Failure to sell all of the debt offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and continue its transition to the direct to consumer and speciality retail sales channels. The offer and sale of the Convertible Notes pursuant to this offering have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Thus, investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit prior review by any regulatory agency.
- **The Convertible Notes will be effectively subordinate to any Company debt.** The Convertible Notes will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future debt obligations. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of its debt, if any, its assets will be available to pay obligations under the Convertible Notes only after all other debt, if any, has been paid in full from those assets. The Company may not have sufficient assets remaining to pay amounts due on any or all of the convertible notes then outstanding. The Company is not restricted from incurring additional debt or other liabilities.
- **The Company cannot easily resell the Company's securities.** There is not now and likely will not be a public market for the Convertible Notes or any capital stock of the Company, including the Non-Voting Common Stock. Because the Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the availability or price that you might be able to obtain for the Convertible Notes in a private sale. Investors should be aware of the long-term nature of their investment in the Company because similar transfer restrictions will be imposed on the Non-Voting Common Stock upon conversion, if ever, of the

Convertible Notes.

- **The Company does not have a majority of independent persons serving on the Board.** The Board consists solely of the Founder. With the Company's lack of an independent director, the Company runs a greater risk that a significant error or irregularity could occur that could be materially damaging to the Company's stockholders and holders of Convertible Notes.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Darnell Henderson, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

  Voting Rights

  The Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance of 10,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of which 8,000,000 are issued and outstanding. The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and may act by written consent in lieu of a meeting.

  Dividend Rights

  The holders of shares of Common Stock are entitled to dividends if and when declared by the board of directors of the Company (the "Board") and paid to us.

  Liquidating Distributions and Change of Control

  In the event of the Company's liquidation, dissolution, or winding up, holders of Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

  In the event of a change of control of the Company, holders of Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

- Non-Voting Common Stock: 0

  The Certificate of Incorporation currently does not authorize the issuance of non-voting common stock. However, immediately prior to the conversion of the convertible notes issued in this offering (the "Convertible Notes") upon the maturity of the Convertible Notes or a change of control of the Company, the Certificate of Incorporation shall be amended to authorize a series of non-voting common stock, par value $0.0001 per share (the "Non-Voting Common Stock").

Voting and Information Rights

When authorized and issued, the holders of shares of Non-Voting Common Stock shall have the same rights, privileges and preferences as the Common Stock, except that (a) the Non-Voting Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of the Non-Voting Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Common Stock; and (c) the holders of Non-Voting Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

Dividend Rights

When authorized and issued, the holders of shares of Non-Voting Common Stock shall be entitled pro rata with the holders of Common Stock to dividends if and when declared by the Board.

Liquidating Distributions and Change of Control

When authorized and issued, in the event of the Company's liquidation, dissolution, or winding up, the holders of shares of Non-Voting Common Stock shall be entitled to share pro rata with the holders of Common Stock in all of the Company's assets remaining after payment of liabilities.

When authorized and issued, in the event of a change of control of the Company, the holders of shares of Non-Voting Common Stock shall be entitled to share pro rata with the holders of Common Stock in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

- Convertible Notes: 0

  The Convertible Notes provide investors with the right, under certain specified circumstances, to convert the Convertible Notes into Non-Voting Common Stock. The Convertible Notes pay simple interest at an annual rate of 8% and have a two-year maturity. The Convertible Notes have (i) a 15% discount, which means that the investors will receive equity of the Company upon the occurrence, if at all, of an event causing the conversion of the Convertible Notes in a qualified financing at a price that is 85% of the valuation in the qualified financing, and (ii) a cap of $5,000,000, which means that the investors will receive equity of the Company upon the occurrence, if at all, of an event causing the conversion of the Convertible Notes in a qualified financing based on a valuation of no more than $5,000,000.

  The events that may result in the conversion of the Convertible Notes are as follows:

  - an equity financing ("Equity Financing") in which the Company raises at least $1,000,000, at which time the outstanding principal amount of the

Convertible Notes and any unpaid accrued interest thereon shall automatically convert into the equity securities sold in the Equity Financing at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.85, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock immediately prior to the qualified financing;

- maturity of the Convertible Notes, at which time the Company shall elect to, either (i) pay the holders of Convertible Notes the outstanding principal amount of the Convertible Notes and any unpaid accrued interest, or (ii) convert as of the maturity date the Convertible Notes into shares of Non-Voting Common Stock at a conversion price equal to the quotient resulting from dividing $5,000,000 by the number of outstanding shares of capital stock of the Company as of the maturity date; and
- a change of control, at which time the Company shall repay to the holders of the Convertible Notes the outstanding principal amount of the Convertible Notes and any unpaid accrued interest thereon, unless the holders of Convertible Notes convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest thereon into shares of Non-Voting Common Stock at a conversion price equal to the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock immediately prior to the change of control. A change of control means (i) a consolidation, merger or other reorganization of the Company unless a majority of the holders of the voting power of the Company before the transaction continue to own a majority of that power after the transaction; (ii) a transfer of more than 50% of the Company's voting power; or (iii) the transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property, unless any of those transactions are undertaken for bona fide equity financing purposes.

What it means to be a Minority Holder

The structure of the Company's capital stock has the effect of concentrating voting control with the founder, Darnell Henderson (the "Founder"). As a result, the Founder has the ability to make all major decisions regarding the Company. If the Convertible Notes convert into Non-Voting Common Stock, then the holders of Convertible Notes will receive shares of Non-Voting Common Stock and will have no voting rights. The holders of Non-Voting Common Stock will hold a minority interest in the Company, and the Founder will still control all decisions with respect to the Company.

As a holder of Non-Voting Common Stock, you will not have the ability to influence the Company's policies or any other corporate matters, including the election of directors, amendments to the Certificate of Incorporation or the bylaws of the Company, issuances of securities, stock redemptions and repurchases, a merger, consolidation or other sale of the Company or its assets, or any other transactions whether with or without related parties.

Under Delaware law, the holder of a majority of the capital stock of the Company, the members of the Board and the officers of the Company owe fiduciary duties to all of the stockholders of the Company; provided, however, that the Certificate of Incorporation exculpates the directors of the Company from personal liability to the corporation or its stockholders for monetary damages for breach of the duty of care.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. When the Company issues additional shares of capital stock of the Company, the percentage of the Company that each investor owns will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with a greater value than before the dilution. An additional issuance of shares of capital stock could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into capital stock of the Company.

If the Board decides to issue additional shares of capital stock of the Company, investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before the issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance.

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings, including this offering.

If an investor is making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

In December 2015, H.I.M-istry initiated a test re-launch in select retail locations. To date we have reached approximately $325,000 in sales. Based on the successful re-launch with select retailers, we have secured meetings in Q1 2018 for activating additional retail distribution.

Opportunities for Himistry are based on the projected growth of the male grooming segment. Research shows that it is to continue generating billions in revenues and profits as men continue to embrace the products that are being offered through it. The growth of minorities here in the United States presents another distinct set of opportunities. Hispanics now constitute 16% of the nation's population and by the year 2050 that number is projected to grow to 29%. African-Americans are another dominant minority market that will be targeted. As with their Hispanic counterparts, their spending power makes them very attractive as a consumer target. This group places a premium on personal maintenance and care which makes appealing to them a must. The company has developed a robust Internet presence that presents the brand extremely well. In addition to being a strong branding tool, the website is an e-commerce portal that allows the company to drive sales through it.

The overarching method to connect with our target consumer will be the What's Your Himistry Campaign. By using the latest advances in skin care technology, Himistry has developed the What's Your H.I.M-istry? (WYH) evaluation that asks all the right questions about skin. WYH provides a personalized regimen perfectly matched to meet unique skin care needs. We will lead the campaign with e-commerce and social media, supported by print advertising to drive awareness and sales. Social media has been invaluable to the brand thus far. From Facebook to Twitter and all social media points in between, the company will continue aggressively to use these mediums. Email marketing will be done with monthly newsletters being sent to the Himistry database of consumers. Email is an important portion of the marketing efforts as it has a strong pass-along ratio that allows the marketing message to carry life well after the initial point of contact. Himistry also plans to have a strong print marketing component. Magazines like GQ, Essence, Men's Health, Details and Health and Fitness will be a part of the marketing efforts.

All such publications have a strong following and are read by the core Himistry consumer. Point of purchase displays will round out the print marketing arm with colorful pieces spread throughout retail locations where products are typically sold.

Public relations will be a large part of the Himistry marketing efforts. A good public relations campaign can drive valuable impressions for a brand. The public relations efforts will include celebrity endorsers. These endorsers will provide an even larger measure of credibility for the brand while appealing to the endorser's fan base. Co-branding opportunities will be aggressively used to drive interest and awareness regarding the product line. In years past the company's founder has partnered with major events including the Grammy Awards, the NAACP Image Awards and a number of different celebrity golf tournaments. Trade shows and sampling events will give the company the opportunity to make valuable impressions with key consumers and sales channels. These touches have the potential of eventually translating into increased sales. Sponsorship of these events is a strategy that management will also pursue in the years to come.

Financial Milestones

The company is investing for continued growth of the brand, as is generating lower net income as a result. Management currently forecasts 2018, 2019, 2020 revenue of $2.8 million, $4.8 million, 7.4 million respectively, and believes the company will continue generate positive net income.

Direct to Retailer /Wholesale Cost	2018	2019	2020
Number of Units	120,000	240,000	300,000
Avg sale per unit	$7.14	$7.14	$7.14
Total	$856,800	$1,713,600	$2,142,000
Distrib/ Reseller /Barbers (monthly recurring)			
Number of Units	25,000	50,000	100,000
Avg sale per unit	$39.99	$39.99	$39.99
Total	$999,750	$1,999,500	$3,999,000
Direct to Customer (monthly recurring)			
Number of Units (sets)	25,000	30,000	35,000
Avg sale per unit	$39.99	$39.99	$39.99
Total	$999,750	$1,199,700	$1,399,650
Grooming Products Revenue	$2,856,300	$4,912,800	$7,540,650

Gross Revenue		$2,856,300	$4,912,800	$7,540,650
Returns & Allowances	1.0%	$28,563	$49,128	$75,407
Net Revenue		2,827,737	4,863,672	7,465,244

Liquidity and Capital Resources

The Company requires the continued infusion of new capital to continue business operations. The Company may need to raise funds from bank loans, future sales of securities or some combination thereof.

The Company's ability to meet its goals is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing from third parties. No assurance can be given that the Company will be successful in these efforts.

Indebtedness

The Company occasionally has short-term inventory factoring debt. This debt is generally paid off in 120 days after the debt, which is when the company generally collects on receivables.

Recent offerings of securities

None

Valuation

$5,000,000.00

The Company has not undertaken any efforts to produce a valuation of the Company because the Company is issuing Convertible Notes, which do not require that a valuation is attributed to the Company. The cap upon conversion of the Convertible Notes is not intended to be indicative of the value of the Company.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 12 months.

For Raise of $10,000.00 & $107,000.00

Use of Proceeds	Breakdown
Marketing	$9400.00

StartEngine Fee	$600.00
Total	$10,000.00

Use of Proceeds	Breakdown
Digital Marketing	$48,000
Inventory for Himistry & Retail Stores	$53,000
StartEngine Fee	$6,000
Total	$107,000

The company will use $48,000.00 (12 months) toward Digital Marketing (Facebook, Instagram, Google Ad Word)

The company will $53,000.00 towards store ready inventory, to be sold via Digital Marketing.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at www.himistry.com in the About tab labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dermatech Corp.

[See attached]

I, Darnell Henderson the CEO of Dermatech Corp dba Himistry hereby certify that the financial statements of Dermatech Corp and notes thereto for the periods ending January 01 2016 – December 31st 2016 and January 01 2017 – September 01 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $325,809.62 taxable income of $ 34542.07 and total tax of $5181.31.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 09/01/2017.

 (Signature)

CEO and Founder (Title)

091/01/2017 (Date)

DERMATECH CORP DBA HIMISTRY

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED

September 01, 2017

ABC Company
Index to Financial Statements
(unaudited)

DERMATECH CORP
BALANCE SHEETS
DECEMBER 31, 2016 – (INCEPTION) SEPTEMBER 01 2017
(unaudited)

	2015	2016	2017
ASSETS			
Current Assets			
Bank Accounts			
CITI DERM	0	$ 50,358.29	$ 120,859.90
			$ -
Total Bank Accounts		**$ 50,358.29**	**$ 120,859.90**
A/R			$ 343,365.22
Inventory		$ 47,440.34	$ 303,618.18
Total Other Current Assets		**$ 47,440.34**	**$ 646,983.40**
Total Current Assets		**$ 97,798.63**	**$ 767,843.29**
TOTAL ASSETS		**$ 97,798.63**	**$ 767,843.29**
LIABILITIES AND EQUITY		$ 97.00	
Liabilities			
Short-Term Liabilities			$ 71,809.90
Note Payable		$ 29,920.79	$ 533,126.57
Total Short-Term Liabilities		**$ 29,920.79**	**$ 604,936.47**
Total Liabilities		**$ 29,920.79**	**$ 604,936.47**
Equity			$ -
Common Stock		$ 200.00	$ 480.00
Opening Balance Equity			$ -
Paid-In Capital or Surplus		$ 2,145.89	$ 5,150.14
Retained Earnings		$ 30,980.85	$ 74,354.04
Net Income		$ 34,551.10	$ 82,922.64
Total Equity		**$ 67,877.84**	**$ 162,906.82**
TOTAL LIABILITIES AND EQUITY	**0**	**$ 97,798.63**	**$ 767,843.29**

DERMATECH CORP
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 – (INCEPTION) SEPTEMBER 01 2017
(unaudited)

	2015	2016	2017
Income			
Sales	0	323,896.69	$ 759,420.50
Amazon		1,912.93	$ 22,544.26
Total Income		$ 325,809.62	$ 781,964.76
Gross Profit		$ 325,809.62	$ 781,964.76
Expenses			
Advertising		24,260.08	$ 58,224.19
Bank Charges		2,507.91	$ 6,018.98
Commissions & fees		78,927.79	$ 189,426.70
Insurance		1,649.98	$ 3,959.95
Job Materials		5,433.24	$ 13,039.78
Legal & Professional Fees		4,183.17	$ 10,039.61
Meals and Entertainment		9,778.41	$ 23,468.18
Office Expenses		15,593.91	$ 37,425.38
Admin Expenses		3,709.47	$ 8,902.73
Rent or Lease		4,502.06	$ 10,804.94
Repair & Maintenance		576.66	$ 1,383.98
Shipping and delivery expense		6,539.16	$ 15,693.98
Travel		13,365.91	$ 32,078.18
Cost of Good		108,069.80	$ 259,367.52
Utilities		8,491.05	$ 20,400.19
Total Expenses		$ 287,588.60	$ 690,234.31
Net Operating Income		$ 38,221.02	$ 91,730.45
Other Expenses			$ 0.00
Miscellaneous		3,669.92	$ 8,807.81
Total Other Expenses		$ 3,669.92	$ 8,807.81
Net Other Income		-$ 3,669.92	-$ 8,807.81
Net Income	0	$ 34,551.10	$ 82,922.64

DERMATECH CORP
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

	Preferred Stock		Common stock		Paid-in	Accumulate	Stockholder
	Shares	Amount	Shares	Amount	Capital	d Deficit	s' Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	10,000,000	0	-	-	0
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	34,551	34,551
31-Dec-16	-	$ -	10,000,000	$ 0	$ -	$ 34,551	$ 34,551

DERMATECH CORP
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 – SEPTEMBER 01 2017
(unaudited)

OPERATING ACTIVITIES	2015	2016		2017	
Net Income	**0**		**34,551.10**		**82,922.64**
Adjustments to reconcile Net Income to Net Cash provided by operations:					
Inventory					303,618.18
A/R			47,440.34		343,365.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		**$**	**47,440.34**	**$**	**646,983.40**
Net cash provided by operating activities		**$**	**81,991.44**	**$**	**729,906.04**
INVESTING ACTIVITIES					
Loan to Shareholder			0.00		0.00
Net cash provided by investing activities		**$**	**0.00**	**$**	**0.00**
FINANCING ACTIVITIES					
Note Payable - Invoice factoring			-29,920.79		-71,809.90
Note Payable - Invoice factoring			-13,477.14		-533,126.57
Net cash provided by financing activities		**-$**	**43,397.93**	**-$**	**604,936.47**
Net cash increase for period		**$**	**38,593.51**	**$**	**124,969.57**
Cash at beginning of period			11,764.78		50,358.29
Cash at end of period	**0**	**$**	**50,358.29**	**$**	**175,327.86**

NOTE 1 – NATURE OF OPERATIONS

DERMOTECH (P14000034954) was form on 04/17/2014 and activated on 12/16/2015 in the State of FL, The financial statements of DERMATECH (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Miami, FL with a secondary office in San Diego, CA.

DERMATECH the new company was formed on 8/14/ 2017 in DE. The financial statements are based on the previous company DERMOTECH (P14000034954). The Company assets were transferred to the new company in 08/14/2017.

If you are looking for grooming products that match your hair and skin type, and fit into your price range, then DERMATECH is the ideal place for you. We offer the finest quality hair care, skin care and grooming products, as well as plenty of great grooming tips and recommendations. At DERMATECH we know how challenging it can be to find skincare that matches your skin type and hair products that will enhance rather than destroy your hair & skin.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fairvalue.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fairvalues.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from barber shops, retail stores when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and _FL_ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company will carry short term inventory/factoring debt as this is a standard industry practice. The debt is usually paid in full within 120 to 180 days.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of _10,000,000_shares of our common stock with par value of $.001_.
As of the company has currently issued 8,000,000 ____shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
See Notes 3 and 4 for a description of related party transactions. Healthy Image Men Corp. "The company has not conducted any related party transactions other than entering into the Trademark License Agreement, dated as of September 22, 2017, by and between Healthy Image Men Corp, a Florida corporation, and the company. Healthy Image Men is 100% owned by Darnell Henderson."

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 01 2017. DERMATECH the new company was formed on 8/14/ 2017 in DE. There have been no other events or transactions during this time which would have a material effect on these financial statements. The company has additional revenues to view for 2017 , in the above financials.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

H.I.M-istry Naturals is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

H.I.M-istry Naturals

Combined Men's Grooming, Skin & Haircare

Small OPO · Miami, FL · Consumer Products
Accepting International Investment

Combining Men's Grooming, Skin & Haircare

Invest in H.I.M-istry Naturals



***Our mission** is to be a leading global men's grooming manufacturer by providing quality products for all men that meet their distinct shave, skin and haircare needs at an affordable price.*

In Our Founder's Words

"Owning and operating a high-end South Florida men's spa, I started out providing my customers and clients with well-known men’s skincare and shave brands. But I soon learned that many of them weren't 100% satisfied with the results. There also seemed to be an excess of unnatural chemicals in the products available, and not enough health benefits from regular use. Seeing a gap in the market, I began developing proprietary **custom-formulated products free of unnecessary and unhealthful additives**.




H.I.M-istry
NATURALS
INTRODUCING THE
ELECTRIC SHAVE SET
H.I.M-istry
NATURALS
INTRODUCING THE
ANTI AGING SHAVE SET
H.I.M-istry
NATURALS
INTRODUCING THE
PERFECT SHAVE SET

The change in response was immediate. **H.I.M-istry Naturals specially-designed new products were far more effective at clearing up acne, reducing shaving irritation, eliminating skin discoloration, and more.** In 2007, I entered into a partnership with Macy's that blossomed into H.I.M-istry Naturals becoming a national brand.

Being a licensed Skin Care Therapist, I've always remained true to my vision that **it's possible to provide reasonably-priced men's grooming products that enhance rather than detract from good health.**

H.I.M-istry Naturals is committed to creating and providing the best men's grooming, skin and haircare products available. Made with natural ingredients, our custom-formulated products benefit both appearance and health for all men.

The men's grooming market isn't just booming - it's growing too. **In our experience, more men than ever are paying attention to both their appearance and their overall health, which makes H.I.M-istry Naturals poised to fulfill the demand.**"

- Darnell Henderson, Founder

INVESTMENT
Convertible Note | Minimum $250 Investment
Note converts to equity when the company raises $1,000,000, including any previously raised convertible notes and debts
Maturity Date: 2 years after issuance of the note
Annual Interest Rate: 8%
Valuation Cap: $5,000,000
Discount: 15%

H.I.M-istry NATURALS


H.I.M-istry
NATURALS


H.I.M-istry
NATURALS


H.I.M-istry
NATURALS
AHA Clearing Pads
1.3 Oz 36.8 g


H.I.M-istry
NATURALS

What We've Been Up To

In the last year we...

Launched	*Introduced*	*Increased*	*Expanded*
Shave Care with Skin Care Technology Collection	**"Get Skin Fit with H.I.M-istry" Digital Sampling Campaign**	**Direct Sales to Consumers by 72% in 7 Months**	**New & Existing Retail Partnerships with Costco, Macy's, & Birchbox**


H.I.M-istry
NATURALS
Green Tea & Vitamin C
Shave Cream
FOR MEN
Green Tea Skin Benefits:
Reduces skin discoloration
Promotes skin rejuvenation
Powerful anti-inflammatory
8 FL OZ / 236mL
H.I.M-istry
NATURALS
Vitamin C & Co Q-10
Moisturizer
FOR MEN
4 oz / 118 ml
H.I.M-istry
NATURALS
Pomegranate & Glycolic
Pre Shave Wash
FOR MEN
Evens skin tone
Combats skin breakouts
Hydrates dry skin
8 FL OZ / 236mL
H.I.M-istry
NATURALS

Adding to Our 13+ Years of Expertise

2004 — H.I.M. (HEALTHY IMAGE MEN) Grooming Lounge opens in South Florida.

2007 - 2010 — H.I.M-istry launches in department stores.

2010 — Major customer surveys and extensive market research.

2011 — We launch Himistry.com, an e-commerce site & Amazon partnership.

2012 - 2014 — Research & Development, repositioning H.I.M-istry Naturals for 'masstige' (mass + prestige) market.

2015 - 2016 — H.I.M-istry Naturals launches into masstige test markets with select retailers.

2016 - 2017 — H.I.M-istry Naturals launches direct-to-consumer Shave & Skin Program.

Currently Sold In

COSTCO WHOLESALE · macy's · Available at amazon · BED BATH & BEYOND

Innovative Shave Sets

Electric Shave Set


H.I.M-istry
Pre Shave Wash
H.I.M-istry

Perfect Shave Set


H.I.M-istry
Shave Cream
H.I.M-istry
Pre Shave Wash
H.I.M-istry

Anti-Aging Shave Set


H.I.M-istry
Shave Cream
H.I.M-istry
Triple Tea
H.I.M-istry

Ingrown Shave Set


H.I.M-istry
Shave Cream
H.I.M-istry

Electric Shave Set

The ultimate in electric shave support. Our fast and efficient Electric Shave Set helps you get the closest, most precise shave possible, without causing irritation or redness on the skin, creating a smooth and rejuvenated face.

Includes:
Pomegranate & Glycolic Pre-Shave Wash
After Shave Restoring Toner Pads
Fade & Correcting Serum

Anti-Aging Shave Set

Experience smooth skin in more ways than one. Our powerful Anti-Aging Shave Set is packed with beneficial ingredients that do more than just lay the foundation for an ideal shave, but also work double-time to address skin discoloration, fine lines, and dehydrated skin too.

Includes:
Pomegranate Pre-Shave Wash
Green Tea & Vitamin C Shave Cream
Vitamin C After Balm

Perfect Shave Set

True to its name, this is the perfect combination for a perfect shave. With skin-strengthening cleansing ingredients and a shave cream that promises to deliver a close, clean shave, finish it all off with a moisturizer that brightens the skin to promote a healthy glow.

Includes:
Triple Tea Cleanser
Green Tea & Vitamin C Shave Cream
Hydrating CoQ 10 Face Moisturizer

Ingrown Shave Set

Put an end to razor burn and ingrown hairs with this comprehensive shave kit. This unstoppable 3-step system for reactive skin combines powerful ingredients proven to soothe inflammation, smooth skin and protect against irritation - and that's just the beginning.

Includes:
Green Tea & Vitamin C Shave Cream
After Shave Restoring Toner Pads
Fade & Correcting Serum



Uneven Skin Tone

Put an end to razor burn and ingrown hair with this comprehensive shave kit containing H.I.M-istry's Green Tea Shave Creme.



Anti-Aging Products

Developed by H.I.M-istry Naturals, these products are paramount in anti-aging. A combination of antioxidants, anti-inflammatory ingredients, and powerful moisturizers.



Adult Acne Products

Our blend of fruit acids works diligently to exfoliate and sooth the skin, while protecting you from acne and other damage.



Your Shave Care Regimen IS Your Skin Care

H.I.M-istry Naturals combined skincare and shave-care products help keep your skin healthy and strong every time you use them. Developed exclusively, our products are comprised of our specialized combination of antioxidants, anti-inflammatory ingredients, and powerful moisturizers to ensure the very best men's grooming, skin & haircare experience.

In our experience, more and more men are looking for skin care products that cater to their needs. **Men have thicker skin — approximately 15% thicker than women's.** Active sebaceous glands cause men’s skin to be oilier with larger pores and a richer blood supply, which can result in oily skin that shows signs of aging as testosterone levels decrease. Factors such as sun damage, lifestyle choices, and nutrition play a significant role in skin condition.

Himistry offers natural-based Facial Care products formulated with cutting-edge ingredients that moisturize, purify, fight and repair visible signs of aging and its negative effects on the skin. Regular deep cleansing is a necessity to maintain a healthy complexion, and men's skin is also more prone to be dehydrated due to daily or frequent shaving. Regardless of skin type, it's important to maintain a regular skin care regimen to keep pores clear and stay healthy.


H.I.M-istry
NATURALS
Shave Cream
FOR MEN
H.I.M-istry
NATURALS
H.I.M-istry
NATURALS
Vitamin C & Co Q-10
Moisturizer
FOR MEN
4 oz / 118 ml

Some of Our Bestsellers

- **POMEGRANATE PRE-SHAVE WASH**
  Glycolic acid, a time-tested exfoliator, penetrates deep into pores, eliminating bacteria that cause razor irritation
- **GREEN TEA & VITAMIN C SHAVE CREAM**
  2-in-1 foam-free shave cream packed with Vitamin C works to balance free radicals, even out discolored skin & improve the look of damaged skin
- **AFTER SHAVE RESTORING PADS**
  Eliminates razor rash while reducing skin inflammation & acne
- **HYALURONIC HYDRATING SERUM**
  Brightens, firms & tones skin, reducing skin irritation & moisturizing without the oily feel
- **KERATIN HAIR & BEARD CO-WASH**
  2-in-1 conditioning cleanser moisturizes & cleanses beard with a foam-free wash
- **3-IN-1 ARGAN BEARD & SHAVE OIL**
  Quickly hydrates dry skin, softening skin before shave & strengthening beard follicles
- **ARGAN HYDRATING HAIR CREAM**
  Quickly hydrates dry hair, adding shine with soft hold & protecting scalp against dryness

---

Men's Grooming Is Booming

In our experience, more consumers than ever before are looking for healing benefits from their skincare products.

In turn, today's male consumer is more informed and inquisitive about the benefits of his grooming products.

- Modern men are looking for **natural & organic** products.
- Modern men are looking for **multifunctional** products.
- **Modern men are looking for products with active ingredients as opposed to fragrance-only products** (ie- Axe).





Male Grooming Was a $47 Billion Market in 2015

The global male grooming market was valued at **$47.2 billion in 2015**, and, according to Euromonitor, is to reach **$60.7 billion by 2020**.

Valued at $17.5 billion, and comprising 37% of total sales in 2015, **men's toiletries were the largest category** of the international male grooming market. An absolute growth of $6.4 billion is expected, reaching $23.9 billion by 2020, and rising to 39% of total sales.

The **second-largest categories, shaving and fragrances**, were valued at $14.9 billion and $14.8 billion, respectively, in 2015. Fragrances have been predicted to reach $18.7 billion and 31% of total sales by 2020 so as to become the second-largest category within the male grooming market. Shaving products, on the other hand, are expected to reach $18.1 billion by 2020 as well as account for 30% of total sales.
(Source: Euromonitor)

Male Grooming Has Gone Beyond Shaving And Fragrances

With men appearing to pay more attention to their appearances, **male-specific skin care products have experienced a distinct boost in sales.**

The pace of growth of men's toiletries has overcome that of fragrances and shaving products, thus indicating that **male grooming has gone beyond the basics.**


Figure 1. Global Male Grooming Market, 2015–2020 (USD Billion)
25
20
15
10
5
0
17.5 14.8 14.9
18.1 14.8 14.8
19.4 15.6 15.5
20.8 16.5 16.2
22.4 17.6 17.1
23.9 18.7 18.1
2015
2016E
2017E
2018E
2019E
2020E
Men's Toiletries
Men's Fragrances
Men's Shaving Products
Source: Euromonitor



Barbershops Are Back and Bucking Retail Trends

While soft goods retailers are closing brick-and-mortar stores in record numbers, **a cultural resurgence of men's grooming has seen barbers return in style** (source: Forbes).

According to the United States Consensus Bureau, a 20-year-long decline in barbershops across the country - a decrease of 23% from 1992 to 2012 abruptly came to an end in 2013 with the **domination of the "Beard Trend"**. State licensing boards make tracking the numbers difficult, but the National Association of Barber Boards of America Executive Officer Charles Kirkpatrick estimates the growth at roughly 10%, on par with the number of licensed barbers in the last two years, **making barbering the fastest-growing profession in the U.S.**

Men are estimated to spend over $27 billion at barbershops each year in the United States and this number continues to rise.

Globally, men's grooming is projected to be worth nearly **$27 billion by 2020.**

Internet sales of men's grooming products reached **$342 million in 2016.**

Men's toiletries alone are set to reach **$23.9 million in 2020.**

Our Industry's Growth

BirchboxMan

- Over **1 million** global subscribers
- $15M Series C raise

HARRY'S

- **1 million** subscribers in 2 years
- **$750M** valuation

DOLLAR SHAVE CLUB

- **2 million** subscribers in 4 years and counting
- **$615M** company



Our Business Model

New Revenue Sources

1. Replenishment (**Product Reorders**)
2. Additional Barbershop (**Expansion**)
3. Additional stores

Distribution Plans

1. e-Commerce/Recurring Monthly (**B2C**)
2. Resellers/Barbers/Unisex Salons (**B2C**)
3. Masstige Market (**B2B**)

Targeted % of Business

1. B2C: **55%**
2. B2C: **30%**
3. B2B: **15%**

Our Target Audience

The H.I.M.-istry Consumer

"There was a void for professional grade skincare for men." *- Darnell Henderson, H.I.M.-istry Naturals Founder*

H.I.M.-istry Naturals is a brand specializing in custom-formulated products that benefit both appearance and heath for **all men**.

Nowadays, men of all ages, ethnicities and backgrounds are embracing the grooming industry; and H.I.M.-istry Naturals has been developed to tend to their diverse skin types and needs.


WHO IS THE H.I.M-ISTRY CONSUMER...
BABY BOOMERS
33%
GENERATION X
44%
MILLENNIALS
16%
GENERATION Z
7%
Where they currently shop for their grooming products:
Mass Retail • Online or Subscription • Barber/Specialty Shops



Primary Skin Challenges for Men

Despite the growth in the male grooming market, **many men still experience problems and are not satisfied** with the quality of products available:

- **24%** of men suffer from shaving rash burn or rash
- **27%** of men see the signs of aging/dry skin
- **38%** of men suffer from uneven skin tone
- **42%** of men suffer from blemished skin

H.I.M-istry Naturals Strategically Integrated Marketing Pillars

Advertising (Digital Marketing)

Compelling brand & retail messages addressing the needs of the current & emerging consumer, utilizing both traditional & nontraditional media. Utilize Social Media (Twitter, Facebook, etc.) to maximize exposure and drive consumer traffic to Himistry.com and our retail partners.

Experiential (Sampling)

Engage consumers at our retailers, allowing them to connect & experience our products in a meaningful way via subscription boxes, industry trade shows, sporting & entertainment events.

Affinity (Barber Affiliate)

Partner with key grooming professionals & social organizations, developing connections that lead organization members to become Brand Affiliates. Develop Cause Marketing initiatives that are fundamental to the essence of the brand.



Customer Reviews from Amazon & Birchbox

amazon.com

BIRCHBOX

"Not only is this amazing conditioning your face your beard, but it also smells great! Will definitely be a future customer."
- Amazon Customer on H.I.M-istry Naturals Green Tea & Vitamin C Shave Cream

"I've suffered chronic dark circles from hyper-pigmentation for most of my life. I recently purchased this and am very happy with the product. I've been using it for about three or so weeks and I'm starting to see improvement. It doesn't sting when it goes on, and it absorbs flawlessly. Additionally, it's the only thing I've found with such a strong concentration of the active ingredient (at such an amazing price), which, by the way, I heard about by looking up studies in dermatologist journals. It works."
- Amazon Customer on H.I.M-istry Naturals Arbutin Serum

"Women love the smell of this stuff."
- Amazon Customer on H.I.M-istry Naturals Pomegranate Pre Shave Face Wash

"Himistry has great product and results hands down."
- Amazon Customer on H.I.M-istry Naturals CoQ-10 Hydrating Serum

"The first thing I noticed was the fresh citrusy scent. It lingers long enough to enjoy, but not so long that it conflicts with your cologne. As a moisturizer, it goes on smooth and light; then absorbs right in leaving your skin feeling soft and smooth."
- Birchbox Customer on H.I.M-istry Naturals Vitamin C Moisturizing Balm

"This works great... It feels good on your face and is the perfect face wash for after shaving. Love it!"
- Birchbox Customer on H.I.M-istry Naturals Green Tea Post Shave Wash

"I got a sample of this in my Birchbox and loved it. The smell is incredible and my wife loves it. The way it makes my skin feel especially after a shave is awesome. HIGHLY RECOMMEND."
- Birchbox Customer on H.I.M-istry Naturals Vitamin C Moisturizing Balm

"I love the way this cleanser makes my skin feel and the smell is very appealing."
- Birchbox Customer on H.I.M-istry Naturals Black Tea Glycolic Cleanser

---



H.I.M. (Healthy Image Men) Grooming Lounge Opens

Darnell Henderson opens high-end South Florida mens day spa

2004


BEST SELLER

We Survey Our Customers

We survey our customers, learning that upwards of 80% prefer buying product online or in mass stores

2010

H.I.M-istry NATURALS

Research & Development

We conduct extensive R&D, developing custom-formulated products & repositioning H.I.M-istry Naturals for 'Masstige' (mass + prestige) market

2013


H.I.M-istry
NATURALS
ELECTRIC SHAVE SET

Direct-to-Consumer Skin & Shave Program

We launch our direct-to-consumer Skin & Shave Program with multiple product packages

2016

2004 — 2007 — 2010 — 2011 — 2013 — 2015 — 2016 — 2017



H.I.M-istry Grooming Launches in Department Stores

H.I.M-istry Grooming launches in department stores such as Macy's

Himistry.com Launches with Amazon Partnership

H.I.M-istry goes digital with e-commerce site Himistry.com & Amazon partnership



H.I.M-istry Naturals Launches in Masstige Test Market

H.I.M-istry Naturals launches in Masstige test markets with select retailers

StartEngine Launch

H.I.M-istry Naturals launches on StartEngine, actively seeking investors

In the Press

SHOW MORE

Meet the Founder



Darnell Henderson

Founder & Managing Partner

Darnell Henderson, the founder and driving force behind Himistry Naturals, is an 18 years skincare expert whose own skincare challenges initially led him to seek the education and experience that inspired him to become a licensed skincare professional. Ultimately, it was his personal experience in the Navy combined with his professional experience at JP Morgan. As a loan officer, he witnessed firsthand the skincare concerns of other men, which led him to develop Himistry Naturals line of product that addresses skin care issues of all men. Darnell has been been President, CEO, and Manager of Dermatech (previously H.I.M-istry Corp and Derma-Tech Corp.) since 2007. Darnell is also CEO and Manager of Healthy Image Men Corp. and has been since inception in 2017.

And the Rest of the Team



Sean Scruton

Director of Manufacturing Sales

Sean Scruton has 18 years of contract manufacturing of personal care products, providing full service capabilities including formulation, development, blend manufacturing, filling, and packaging design. He oversees both our custom formulations and our professional barber's collection.



J. Brandon Johnson

Ecommerce Director

J. Brandon Johnson is an experienced Full Stack Software Developer and Enterprise Solutions Architect with a broad range of software development skills augmented by in-depth knowledge of cloud and on-premises infrastructure architecture and server configurations. Brandon is responsible for establishing, executing, tracking and optimizing eCommerce sales initiatives.



Michael Harbron

PR / Strategic Partnership Manager

Michael Harbron has stood the test of time in the digital world. He started in the early 2000's with just one entrepreneur and a dream to operate an efficient, affordable and results driven PR Agency. 15 years later, He's worked with some of the Globe's greatest brands and helped over a thousand smaller businesses across America grow and succeed.



Andrew Lovasz

Digital Marketing Director

Andrew Lovasz has over 15 years of digital marketing experience on the agency and client side. He has created successful interactive marketing initiatives for some of the world's biggest brands including Hilton Worldwide, Verizon, Walmart, Nestle, 20th Century Fox, Maybelline and Cartier.



Carmen Mirabella

Warehouse and Fulfillment Director

Carmen Mirabella is responsible building the initial management team and starting up the facility. In addition to managing daily operations, he is also responsible for the future development of systems and procedures that enhance the operation. He leads the Facility, insure timely, safe and accurate processing of all facility activities.

Offering Summary

Maximum $107,000 of convertible notes.

Minimum $10,000 of convertible notes.

Dermatech Corp. will issue up to $107,000.00 in Convertible Notes, which will accrue interest at an annual rate of 8% and will mature two years after the date of issue. The Convertible Notes will have a 15% discount upon conversion to Non-Voting Common Stock of the Company and a valuation cap of $5,000,000. The Convertible Notes will convert in the next qualified equity financing greater than or equal to $1,000,000.

Company	Dermatech Corp.
Corporate Address	78 SW 7th Street, Miami, Florida 33130
Description of Business	Dermatech Corp. develops, market and sellers premium hair care, skin care, and grooming products
Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Dermatech Corp. The number of shares you will receive in the future will be determined at the next equity round in which Dermatech Corp raises at least $1,000,000 in equity financing, including the conversion of the outstanding convertible notes and any issued debt. The highest conversion price per share is set based on a $5,000,000 company valuation cap or, if less, then you will receive a 15% discount on the price the new investors are purchasing. You also receive 8% simple interest per year added to your investment. When the maturity date is reached and the note has not converted then you are entitled to receive, at the company's election, your investment and interest back from the company or non-voting common stock of the company. If there is a change of control before the maturity date, then you will receive your investment and interest back from the company or, if you so elect, non-voting common stock based on a $5,000,000 company valuation.

Perks

If you invest $250 — 10% off all future purchases

If you invest $500 — 20% off all future purchases

If you invest $1000 — 30% off all future purchases

If you invest $5,000 —50% off all future purchases

The discount applies to any purchases on himistry.com

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

Why did you create Himistry ?

" I wanted to create grooming products that all men could benefit from"

whether they had : - Acne - Aging concerns - Shaving issues and so on ...

Why did you go into the grooming business?

During my time in the military, I developed skin issues from shaving. I tried all of the over the counter drug store products, but they did not work for me.

--Barbershop footage showed

How did you get into product development?

My passion led me to Florida College of Natural Heath, were I attended to become a licensed skincare professional.

After practicing and hearing my clients continue to complain about the lack of quality mens grooming products.

I started working with a highly qualified team of chemist who understood my vision. After a few years of testing we finalized the initial Himistry collection.

--Lab footage

What was Himistry 1st major milestone?

Himistry 1st major milestone was launching in Dept Stores in 2007

-We grew rapidly our 1st year, we started with 3 stores and grew to have a national presence in little over a year.

-sales soared - much was through word of mouth

--Macys Footage

What was your greatest set back?

- The timing of our success was bitter sweet as we entered into our nations economic down turn.
- During this time I had to make some tough choices. But, I was determined to keep the Himistry brand alive by servicing our current customers directly.

We partnered with strategic companies over the years to help grown our online community such as Amazon, Birchbox, Costco.com, Nordstrom Hautelook.

-- Cut logo page footage

-Now after years of strategic planning and testing we've found our success formula, which has allowed HIMistry to relaunch into nationwide retailers.

Video 2. "H.I.M-stry Affiliate Barber Program"

Are you a Grooming Specialist looking to expand your business and earn more revenue?
Do you want to increase your exclusive customer base by retailing grooming products in your shop or online?
Have you ever wanted to increase your business but never did so because of related inventory risks?
If the answer to any of the above questions is a yes, Himistry.com is the place for you.
Here is an opportunity to connect with the nation's fastest-growing lines of men's hair care and shaving products without the usual expensive upfront costs.
Himistry.com will send you monthly products, for you to sell or use on your clients.
Himistry.com will provide you a personalized ecommerce site which includes your bio, online appointment setting, plus the industry's best men's grooming products, that we will ship directly to your clients on your behalf.
That's right we will pack it and delivery orders directly to your customer and the best part is you pay you up to 25% per sale.
There is no cap to your commission's earnings and no long-term commitment is required. We expect our affiliates and partners to be able to earn a combined income up to six figures each year!
Want to learn more? Just go to Himistry.com, sign up, and get ready to expand!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR’S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed 107000.0 (the "Oversubscription Offering"). Providing that subscriptions for 10000.0 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% Miami, FL

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 8, 2020 (the "Maturity Date").

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 8% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Stock to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, in case of an event of default, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of investors may

waive any Event of Default as set forth;
a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.
b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.
c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.
Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.
Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.
Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.
Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors
Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.
Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%